                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               CNET Networks, Inc.
                               -------------------
                                (Name of Issuer)

                         Common Stock, $.0001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                  125 945 10 5
                                 --------------
                                 (CUSIP Number)
                                 Halsey M. Minor
                             c/o CNET Networks, Inc.
                               150 Chestnut Street
                         San Francisco, California 94111
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  July 19, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 PAGE 1 of 5 PAGES

                                  SCHEDULE 13D


-----------------------
CUSIP NO.  125 945 10 5
-----------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         HALSEY M. MINOR, individually

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         PF

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                9,575,456
      NUMBER OF           -----------------------------------------------------
        SHARES            8     SHARED VOTING POWER
BENEFICIALLY OWNED BY
         EACH
      REPORTING           -----------------------------------------------------
        PERSON            9     SOLE DISPOSITIVE POWER
         WITH

                                9,575,456
--------------------------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,575,456

--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [x]


--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                  11.3%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*


                  IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION


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

Item 5.  Interest in Securities of the Issuer.

                  Item 5 of the Statement on Schedule 13D, as amended, to which this amendment relates (the "Schedule 13D"), filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the common shares, $.0001 par value (the "Shares") of CNET Networks, Inc., is hereby supplemented as follows:

                  (a) Mr. Minor beneficially owns 9,575,456 Shares, which represents approximately 11.3% of the outstanding Shares. In addition, Mr. Minor owns 337,952 Shares which are held by a trust for the benefit of Mr. Minor's descendants. Mr. Minor disclaims beneficial ownership of the 337,952 shares held by the trust and such shares are not included in the aggregate amount beneficially reported by Mr. Minor.

                  (b) Mr. Minor has sole voting and dispositive power with respect to 9,575,456 Shares of the Shares he beneficially owns.

                  (c) See Schedule I (attached hereto and incorporated herein by reference)



                                 PAGE 3 of 5 PAGES
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Signatures

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED: August 2, 2000



                                 Halsey M. Minor


                                 by:  /s/ Halsey M. Minor
                                      ------------------------------
                                      Halsey M. Minor


                                 PAGE 4 of 5 PAGES

Schedule I

Mr. Minor has acquired or disposed of beneficial ownership with respect to the following CNET common stock since the filing of his original Schedule 13D:

Date of Transaction            Type of Transaction          Amount of Securities        Price Per Share
-------------------            -------------------          --------------------        ---------------
December 26, 1997              Gift                         829                         N/A
December 30, 1997              Gift                         19                          N/A
February 2, 1998               Gift                         15                          N/A
May 19, 1998                   Sale                         10,000                      $40.50
May 28, 1998                   Sale                         5,000                       $36.04
May 29, 1998                   Sale                         10,000                      $35.3563
June 3, 1998                   Stock Option - Right to Buy  1,200,000                   $8.0625
June 8, 1998                   Gift                         3,000                       N/A
July 30, 1998                  Sale                         150,000                     $55.00
November 23, 1998              Sale                         50,000                      $59.05
December 31, 1998              Gift                         690                         N/A
February 24, 1999              Sale                         50,000                      $122.775
March 8, 1999                  Gift                         2,430                       N/A
April 28, 1999                 Stock Option - Right to Buy  400,000                     $58.6875
May 19, 1999                   Sale                         72,500                      $119.3078
May 20, 1999                   Sale                         27,500                      $119.4932
October 26, 1999               Sale                         155,000                     $46.464
October 27, 1999               Sale                         45,000                      $44.113
November 18, 1999              Gift                         519                         N/A
November 22, 1999              Gift                         308                         N/A
November 30, 1999              Sale                         200,000                     $51.7769
December 22, 1999              Gift                         308                         N/A
January 11, 2000               Gift                         9                           N/A
February 28, 2000              Sale                         170,000                     $66.1122
February 28, 2000              Exercise or conversion of    170,000                     $8.0625
                               derivative security
February 28, 2000              Sale                         85,000                      $63.693
February 29, 2000              Sale                         85,000                      $66.064

* Price per share/Exercise price and number of shares are not adjusted for two 2-for-1 stock splits effected on March 8, 1999 and May 28, 1999


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